Att 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

SEC FILE NUMBER
8- 51912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IBJ WHITEHALL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 PARK AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY SILVA — (212)508-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO.
(Name — *if individual, state last, first, middle name*)

20 EXCHANGE PLACE	NEW YORK	NEW YORK	10005
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARC KELLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBJ WHITEHALL SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LISA REARDON
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-RE6065772
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 10-29-2005



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOEL E. SAMMET & CO.
CERTIFIED PUBLIC ACCOUNTANTS
20 EXCHANGE PLACE
NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

IBJ Whitehall Securities, Inc.
320 Park Avenue
New York, N.Y. 10020

Gentlemen:

We have examined the Answers to Financial Questionnaire of IBJ Whitehall Securities, Inc. as of December 31, 2001, and have issued our report thereon dated February 20, 2002. Our examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the Assessments for the calendar year ended December 31, 2001, as set forth in the accompanying supplemental report information, have been determined in accordance with the applicable instructions to Form SIPC-7.

Joel E. Sammet & Co.

New York, New York
February 20, 2002

JOEL E. SAMMET & CO.
CERTIFIED PUBLIC ACCOUNTANTS
20 EXCHANGE PLACE
NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

The Board of Directors
IBJ Whitehall Securities, Inc.
New York, New York

In planning and performing our audit of the IBJ Whitehall Securities, Inc. financial statements and supplemental schedule, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives subject to hereinafter recommendation.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joel E. Sammet & Co.

New York, New York
February 20, 2002

Broker.dealer

IBJ Whitehall Securities, Inc.

December 31, 2001

JOEL E. SAMMET & CO.

CERTIFIED PUBLIC ACCOUNTANTS

IBJ WHITEHALL SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

JOEL E. SAMMET & CO.
CERTIFIED PUBLIC ACCOUNTANTS
20 EXCHANGE PLACE
NEW YORK, N.Y. 10005

JOEL E. SAMMET, C.P.A. (1925-1968)
DAVID R. SAFER, C.P.A.
BERNARD TURNER, C.P.A.
JEROME S. GRUBIN, C.P.A.
FRANKLIN M. JACOBSON, C.P.A.
STEVEN A. SOKOL, C.P.A.

TELEPHONE
(212) 269-8628

FAX
(212) 809-6185

INDEPENDENT AUDITOR'S REPORT

Board of Directors
IBJ Whitehall Securities, Inc.

We have audited the accompanying statement of financial condition of IBJ Whitehall Securities, Inc. (the Company) at December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBJ Whitehall Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joel E. Sammet & Co.

New York, New York
January 25, 2002

IBJ WHITEHALL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 825
Money market investment		58,372
Commissions receivable		6,990
Other assets		556,297
TOTAL ASSETS		$ 622,484

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable		$ 17,256
Taxes payable		315
Deferred taxes		31,403
Total Liabilities		48,974
Shareholders' Equity		
Common stock		
Authorized 1,000 shares par value $100 issued and outstanding 1,000 shares	$ 100,000	
Paid-in capital	517,914	
Undistributed income (deficit)	(44,404)	
Total Shareholders' Equity		573,510
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 622,484

The Accompanying Notes are an Integral Part of these Financial Statements.

IBJ WHITEHALL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue		
Commissions earned	$ 39,916	
Other revenue	3,394	
Total Revenue		$ 43,310
Expenses		
Amortization of registration costs	7,851	
Professional fees	31,061	
Amortization of goodwill	30,106	
Total Expenses		69,018
Net income (loss) before income taxes		(25,708)
Provision for income taxes (benefit)		(4,473)
NET INCOME (LOSS)		$ (21,235)

The Accompanying Notes are an Integral Part of these Financial Statements.

IBJ WHITEHALL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance at January 1, 2001	1,000	$ 100,000	$ 517,914	$ (23,169)	$ 594,745
Net income (loss)				(21,235)	(21,235)
BALANCE AT DECEMBER 31, 2001	1,000	$ 100,000	$ 517,914	$ (44,404)	$ 573,510

The Accompanying Notes are an Integral Part of these Financial Statements.

IBJ WHITEHALL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities		
Net income (loss)		$ (21,235)
(Increase) decrease in operating assets:		
Money market investments	$ 30,304	
Commissions receivable	(6,990)	
Other assets (net of amortization)	(3,066)	
Increase (decrease) in operating liabilities:		
Accounts payable	6,286	
Taxes payable	315	
Deferred taxes	(5,139)	
Total Adjustments		21,710
Net Cash Provided (Used) by Operating Activities		475
Cash at beginning of year		350
CASH AT END OF YEAR		$ 825
Supplemental Disclosure of Cash Flow Information		
Income Tax Payments (Due from Parent)		$ 0
Interest Payments		$ 0

The Accompanying Notes are an Integral Part of these Fiinancial Statements.

JOEL E. SAMMET & CO.
CERTIFIED PUBLIC ACCOUNTANTS

IBJ WHITEHALL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Corporation that is a wholly-owned subsidiary of IBJ Whitehall Bank & Trust Company. The Company commenced operations in March 2001.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

B. The Company maintains its books on the accrual method of accounting for both income tax and financial reporting purposes.

C. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated as if the Company filed a separate income tax return.

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal	$1,443	$(2,552)	$(1,109)
State and local	(777)	(2,587)	(3,364)
TOTAL	$ 666	$(5,139	$(4,473)

NOTE 4 REGULATORY REQUIREMENTS

A. The Company is required to maintain "minimum capital" as defined by the rules of the National Association of Security Dealers, Inc., equivalent to the greater of $5,000 or 1/15th of the "aggregate indebtedness", as defined. At December 31, 2001, the Company's "net capital" was $16,046 and its "aggregate indebtedness" was $48,974.

B. The Company is exempt from the Customer Protection Act by virtue of the exemption provided for by SEC rule 15c-3(k)(2)(B).

C. The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

IBJ WHITEHALL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net Capital	
Total shareholder's equity	$ 573,510
Deduct shareholder's equity not allowable for net capital	0
Total Ownership Equity Qualified for Net Capital	573,510
Deductions and/or changes	
Total non-allowable assets from statement of financial condition	556,297
Net Capital before Haircuts on Securities Position	17,213
Haircuts on securities positions	
Trading and Investment Securities	
Other securities	1,167
NET CAPITAL	$ 16,046
Aggregate Indebtedness	
Total liabilities	$ 48,974
Total Aggregate Indebtedness	$ 48,974
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 3,265
Minimum dollar net capital requirement	5,000
Net capital requirement	5,000
Excess net capital	11,046
Excess net capital at 1000%	11,149
Percentage of aggregate indebtedness to net capital	305%
Reconciliation of Company's Computation of Net Capital	
Net Capital Reported by the Company	$ 16,046
Net Capital Per Above	$ 16,046

The Accompanying Notes are an Integral Part of these Financial Statements.